

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2021

Rebecca Chambers
Chief Financial Officer
Veracyte, Inc.
6000 Shoreline Court, Suite 300
South San Francisco, CA 94080

> **Re: Veracyte, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed February 22, 2021**
> **File No. 001-36156**

Dear Ms. Chambers:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences